Exhibit 2.4

AMENDMENT NO. 1 TO

STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO STOCK PURCHASE AGREEMENT (this “Amendment”), dated as of August 15, 2014, is by and among Koppers Inc. (“Buyer”), Osmose Holdings, Inc. (“Seller”), Osmose, Inc. (“Osmose Chemicals”), and Osmose Railroad Services, Inc. (“Osmose Railroad” and, together with Osmose Chemicals, the “Osmose Entities”). All capitalized terms used but not defined herein have the meaning set forth in the Stock Purchase Agreement, dated as of April 13, 2014, by and among the parties hereto (the “Stock Purchase Agreement”).

The parties desire to amend the Stock Purchase Agreement to provide for certain modifications as described in more detail below. Accordingly, the parties, intending to be legally bound, agree as follows:

1. Escrow Amounts. Section 1.04(a) of the Stock Purchase Agreement is amended and restated in its entirety to read as follows:

“(a) Closing Consideration. Buyer will pay the Closing Consideration as follows:

(i) an amount equal to $20,000,000 (the “General Escrow Amount”) will be deposited in an escrow account (the “General Escrow Account”) in accordance with the Escrow Agreement, an amount equal to $5,000,000 (the “Special Escrow Amount”) will be deposited in a separate escrow account (the “Special Escrow Account”) in accordance with the Escrow Agreement, and an amount equal to $6,000,000 (the “Identified Claims Escrow Amount”) will be deposited in a separate escrow account (the “Identified Claims Escrow Account”) in accordance with the Escrow Agreement; and

(ii) the remainder of the Closing Consideration (after deducting the General Escrow Amount, the Special Escrow Amount, and the Identified Claims Escrow Amount) will be delivered to Seller by wire transfer or delivery of other immediately available funds to an account designated by Seller.”

2. Insurance. Section 7.07 of the Stock Purchase Agreement is amended by the addition of a new Section 7.07(c) to read as follows:

“(c) With respect to claims relating to acts, omissions, events or circumstances relating to those matters set forth on Schedule 9.02(a)(vi) that occurred or existed prior to the Closing and that are covered by any insurance policies, programs or arrangements (the “Seller Insurance Arrangements”), Seller (or a claims handler appointed by Seller) shall use commercially reasonable efforts, and shall cause its Affiliates to use commercially reasonable efforts, to administer and pursue such claims, collect from such provider all payments associated therewith, on behalf of the Acquired Companies, and cooperate with Buyer in pursuing such claims and coverage. Buyer shall cooperate, and shall cause the Acquired Companies to cooperate, with Seller in order to enable Seller to comply with the requirements of the relevant insurer and its obligations under this Section 7.07(c), and shall provide, and shall cause the Acquired Companies to provide, such information and assistance as Seller may reasonably request in connection with any such claim. Buyer agrees to pay all reasonable out of pocket expenses (including all deductible and self-insured amounts and reasonable fees and expenses of third parties attributable to the handling of such claims) relating to services for claims administration, investigation, appraisals, and claim review incurred on or after the Closing Date with respect to any such claims, provided such payments shall reduce the insurance payments or proceeds actually received under Section 9.07(a).”

3. Identified Claims.

(a) Section 9.02(a) of the Stock Purchase Agreement is amended by (1) deleting the word “and” at the end of clause (iv), (2) replacing the “.” at the end of clause (v) with “, and”, and (3) adding a new clause (vi) as follows:

“(vi)	those matters set forth on Schedule 9.02(a)(vi).”

(b) Schedule 9.02(a)(vi) is added to the Schedules to the Stock Purchase Agreement.

(c) Section 9.02(b)(i)(B)(2) of the Stock Purchase Agreement is amended and restated in its entirety to read as follows:

“(2) any items set forth in clauses (ii)-(vi) of Section 9.02(a), or”.

(d) Section 9.02(f) of the Stock Purchase Agreement is amended and restated in its entirety to read as follows:

“(f) All Response Costs, Property A Response Costs and Property B Response Costs for which the Buyer Indemnitees are entitled to indemnification in accordance with this Section 9.02 shall be paid by and be limited to the Special Escrow Account. All Losses actually incurred (and paid or payable) for which the Buyer Indemnitees are entitled to indemnification in accordance with Section 9.02(a)(vi) shall be paid (i) first by the funds in the Identified Claims Escrow Account, (ii) if the funds in the Identified Claims Escrow Account have been either depleted or released to Seller prior to the twelve (12) month anniversary of the Closing Date, then by the funds in the General Escrow Account (up to the amount that is equal to the lesser of $3,000,000 and the amount that is so released on the Identified Claims Escrow Partial Release Date), and (iii) then by Seller, in each case, subject to the limitations in Section 9.02(g). The indemnification of the Buyer Indemnitees for all Losses (other than Response Costs, Property A Response Costs, Property B Response Costs,

and those matters set forth on Schedule 9.02(a)(vi) attached hereto) shall be paid, subject in all respects to all applicable limitations including under Section 9.02(b), first by the funds in the General Escrow Account and once the funds in the General Escrow Account have been depleted, then by Seller.”

(e) Section 9.02 to the Stock Purchase Agreement is amended by the addition of a new Section 9.02(g) to read as follows:

“(g) Notwithstanding anything to the contrary herein, the Buyer Indemnitees shall not be entitled to any indemnification pursuant to Section 9.02(a)(vi) in excess of an amount equal to $6,000,000 in the aggregate. The indemnification hereunder of the Buyer Indemnitees pursuant to Section 9.02(a)(vi) shall be limited to (A) 66.67% of the first $6,000,000 of Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the third (3rd) anniversary of the Closing Date arising from or relating to any Identified Claims and (B) 33.33% of the next $6,000,000 of Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the third (3rd) anniversary of the Closing Date arising from or relating to any Identified Claims.

4. Escrow Release. Section 9.04 of the Stock Purchase Agreement is amended by the addition of new Sections 9.04(d) and (e) to read as follows:

“(d) In accordance with the terms of the Escrow Agreement, to the extent that no unresolved claim for indemnification pursuant to Section 9.02(a)(vi) (for Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the Identified Claims Escrow Partial Release Date) is outstanding on the Identified Claims Escrow Partial Release Date (as defined on Schedule 9.02(a)(vi)), the Escrow Agent shall release and pay to Seller from the Identified Claims Escrow Account the lesser of $3,000,000 and the amount remaining in the Identified Claims Escrow Account on the Identified Claims Escrow Partial Release Date. In the event that any claim for indemnification pursuant to Section 9.02(a)(vi) (for Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the Identified Claims Escrow Partial Release Date) has been asserted, but has not been fully and finally resolved on the Identified Claims Escrow Partial Release Date, the Escrow Agent shall release and pay to Seller an amount equal to (i) the lesser of $3,000,000 and the amount remaining in the Identified Claims Escrow Account on the Identified Claims Escrow Partial Release Date, less (ii) the amount, if any, needed to ensure that the amount remaining in the Identified Claims Escrow Account on the Identified Claims Escrow Partial Release Date is not less than the maximum aggregate amount of all such unresolved claims.

(e) In accordance with the terms of the Escrow Agreement, to the extent that no unresolved claim for indemnification pursuant to Section 9.02(a)(vi) (for Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the Identified Claims Escrow Full Release Date (as defined on Schedule 9.02(a)(vi))) is outstanding on the Identified Claims Escrow Full Release Date, the Escrow Agent shall release and pay to Seller the portion of the Identified Claims Escrow Amount remaining on the Identified Claims Escrow Full Release Date. In the event that any claim for indemnification pursuant to Section 9.02(a)(vi) (for Losses actually incurred (and paid or payable) by the Buyer Indemnitees on or prior to the Identified Claims Escrow Full Release Date) has been asserted, but has not been fully and finally resolved on the Identified Claims Escrow Full Release Date, the Escrow Agent shall release and pay to Seller the Identified Claims Escrow Amount remaining on the Identified Claims Escrow Full Release Date, less an amount equal to the maximum aggregate amount of all such unresolved claims, and thereafter, any portion of the Identified Claims Escrow Amount not required to pay such claims as soon as practicable following the full and final resolution of such claims.”

5. The first sentence of Section 9.07(a) of the Stock Purchase Agreement is amended and restated in its entirety to read as follows:

“Losses for breaches of representations and warranties contained in this Agreement, and Losses in respect of those matters set forth on Schedule 9.02(a)(vi), shall be net of any insurance proceeds or third-party payments (after deduction for any actual increased insurance costs (including future premium increases directly related thereto) as a result of such payment or proceeds and any reasonable out-of-pocket fees, costs or expenses incurred by such Claiming Party in connection with obtaining such proceeds) actually realized by and paid to the Claiming Party.”

6. A new sentence is added to the end of Section 9.07(a) of the Stock Purchase Agreement as follows:

“For purposes of this Section 9.07(a) in respect of Identified Claims, the Buyer shall be deemed to be a Claiming Party hereunder, and any amounts paid over to the Buyer in respect of Seller Insurance Arrangements shall be deemed to be insurance proceeds actually realized by the Claiming Party, subject to the terms, conditions, and adjustments in this Section 9.07(a).”

7. Defined Terms. Section 11.01 of the Stock Purchase Agreement is amended by inserting the following defined terms in alphabetical order:

““Identified Claims” has the meaning set forth on Schedule 9.02(a)(vi).”

““Identified Claims Escrow Account” has the meaning set forth in Section 1.04(a)(i).”

““Identified Claims Escrow Amount” has the meaning set forth in Section 1.04(a)(i).”

““Identified Claims Escrow Full Release Date” has the meaning set forth on Schedule 9.02(a)(vi).”

““Identified Claims Escrow Partial Release Date” has the meaning set forth on Schedule 9.02(a)(vi).”

““Seller Insurance Arrangements” has the meaning set forth in Section 7.07(c).”

8. Buyer hereby agrees and acknowledges that the Disclosure Schedules have been updated, and incorporate by reference the contents of, that certain update of the Disclosure Schedules delivered to Buyer on July 25, 2014.

9. Except as specifically amended hereby, the Stock Purchase Agreement shall continue in full force and effect in accordance with the provisions thereof as in existence prior to the execution of this Amendment. From the execution of this Amendment, any reference to the Stock Purchase Agreement shall mean the Stock Purchase Agreement as amended hereby. In the event of any inconsistency or conflict between the terms and provisions of the Stock Purchase Agreement and this Amendment, the terms and provisions of this Amendment shall govern and be binding. The terms and provisions contained in this Amendment shall bind and inure to the benefit of the parties hereto and their respective successors and their respective assigns.

10. This Amendment may be executed in multiple counterparts (including by means of signature pages by facsimile or by e-mail transmission in PDF format), any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first written above.

OSMOSE ENTITIES:

OSMOSE, INC.

By:	/s/ Paul A. Goydan
Name:	Paul A. Goydan
Its:	President

OSMOSE RAILROAD SERVICES, INC.

By:	/s/ Harry A. Holekamp
Name:	Harry A. Holekamp
Its:	President

SELLER:

OSMOSE HOLDINGS, INC.

By:	/s/ James R. Spengler, Jr.
Name:	James R. Spengler, Jr.
Its:	Chairman and CEO

BUYER:

KOPPERS INC.

By:	/s/ Walter W. Turner
Name:	Walter W. Turner
Its:	President and Chief Executive Officer

The exhibits, schedules, and disclosure schedules to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit, schedule, and/or disclosure schedule will be furnished to the SEC upon request.